Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces results of annual and special meeting of shareholders

TORONTO, June 23 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that at its annual and special meeting (the “Meeting”) held on June 23, 2010, shareholders re-appointed KPMG LLP as auditors of APUC, approved all special resolutions put before them at the Meeting and elected to the Board of Directors of APUC, Messrs. Chris Ball, Chris Huskilson, Chris Jarratt, Ken Moore, Ian Robertson and George Steeves.

The special resolutions passed at the Meeting include approval of the issuance of shares in respect of the internalization of management, approval of the shareholder rights plan, and approval of APUC’s stock option plan, all of which are outlined in the Notice of Meeting and Information Circular dated May 20, 2010 that is available on SEDAR and on APUC’s website at www.algonquinpowerandutilities.com.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

CAUTION REGARDING FORWARD LOOKING INFORMATION

Certain statements included in this news release may contain information that is forward-looking within the meaning of certain securities laws. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include including those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com/ (AQN.DB. AQN.DB.A. AQN.DB.B. AQN.)

CO:    Algonquin Power & Utilities Corp.

CNW 17:10e 23-JUN-10